Atlas south sea pearl

ABN 32 009 220 053

30th March 2007

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH W.A. 6000

Dear Sir

RE: FINAL RESULTS

The final results for the year ending 31st December 2006 have been lodged today.

The company achieved an after tax profit for the group of $3,235,566 which represents an increase of 57% from last year. This compares to the profit of $2,935,681 which was reported in the Preliminary Final Appendix 4E. The increase in after tax profit of $300,000 relates predominantly to a decrease in tax payable for the group.

The Company's AGM will be held on Thursday 10th May. The notice of meeting will be despatched to shareholders within the next two weeks.

The Company currently has in excess of $3 million of pearls awaiting sale with its agent in Sydney. Planning is under way for the mid year harvest.

The company anticipates a strong year in 2007 with further expansion of its operations. New projects are being considered to further increase production.

Yours sincerely

JOSEPH TAYLOR
Managing Director

CRP03 Final Results 2006 Feb2807.doc

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlassouthseapearl.com.au • EMAIL atlas@atlassouthseapearl.com.au